LANCE W. BRIDGES (858) 768-3640 lance.bridges@entropic.com

VIA EDGAR

July 13, 2011

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Mail Stop 3030

Washington, D.C. 20549

Attn:  Gary Todd

RE:	Entropic Communications, Inc.
Form 10-K for the fiscal year ended December 31, 2010
Filed February 3, 2011
File No. 001-33844

Dear Mr. Todd:

On behalf of Entropic Communications, Inc. (the “Company”), this letter is being transmitted in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 8, 2011, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010, filed on February 3, 2011 (the “10-K”), which incorporates by reference information contained in the Company’s Definitive Proxy Statement on Schedule 14A, filed April 14, 2011. The numbering of the paragraphs below corresponds to the numbering set forth in the Staff’s letter, which, for the Staff’s convenience, we have incorporated into this response letter.

STAFF COMMENTS AND COMPANY RESPONSES

Form 10-K for the fiscal year ended December 31, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 72

1.	If material to an understanding of your liquidity, in future filings please disclose the amount of cash, cash equivalents and investments held outside the U.S. Please also describe any potential income tax consequences or other limitations that may impact your ability to repatriate cash, cash equivalents and investments held outside of the U.S. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Response: The Company acknowledges the Staff’s comment. To the extent material to an understanding of the Company’s liquidity, in future filings the Company will disclose the amount of cash, cash equivalents and investments held outside the U.S and, in connection with any such disclosure, will describe any potential income tax consequences or other limitations that may impact the Company’s ability to repatriate such cash, cash equivalents and investments.

Securities and Exchange Commission

July 13, 2011

Page Two

Item 8. Financial Statements

Note 9. Income Taxes, page F-27

2.	In future filings please disclose income or loss before income taxes separately for foreign and domestic operations. Refer to Rule 4-08(h) of Regulation S-X.

Response: The Company acknowledges the Staff’s comment and in future filings will disclose income or loss before income taxes separately for its foreign and domestic operations.

3.	If material, in future filings please disclose the cumulative amount of undistributed foreign earnings for which no deferred taxes have been provided. Refer to FASB ASC 740-30-50-2.

Response: The Company acknowledges the Staff’s comment. To the extent material, in future filings the Company will disclose the cumulative amount of undistributed foreign earnings for which no deferred taxes have been provided.

Exhibit 23.1

4.	We note that the auditor consent related to the Forms S-8 is dated February 3, 2010. When an auditor consent is required in future filings, please ensure that your auditor provides a currently dated consent.

Response: The Company acknowledges the Staff’s comment. The auditor consent attached to the Company’s Form S-8 that was filed with the Commission on February 4, 2011 was dated February 3, 2011. The Company believes the Commission meant to refer to the auditor consent attached to the 10-K, which was incorrectly dated February 3, 2010 instead of February 3, 2011. The Company thanks the Staff for bringing this scriveners error to its attention and in future filings will ensure that the auditors provide a correctly (and currently) dated consent.

Exhibits 31.1 and 31.2

5.	The certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 are representations made by the principal executive and financial officers of the registrant in their individual capacities and not as members of management or officers of the Company. In future filings, including Forms 10-Q, please revise the certifications to remove the title from the first sentence. Refer to Item 601(b)(31) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and in future filings, including Forms 10-Q, will revise the certifications to remove the titles of the principal executive and financial officers from the first sentence of the certifications made pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

*  *  *  *  *

Securities and Exchange Commission

July 13, 2011

Page Three

In connection with the foregoing, Entropic further acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (858) 768-3640 or Janene Ásgeirsson at (858) 768-3855 with any questions or further comments regarding the Company’s responses to the Staff’s comments.

Very truly yours,

ENTROPIC COMMUNICATIONS, INC.

/s/ Lance W. Bridges

Lance W. Bridges

Vice President, General Counsel and Secretary

cc:	Patrick Henry, CEO, Entropic Communications, Inc.
David Lyle, CFO, Entropic Communications, Inc.
Entropic Communications, Inc. Audit Committee
Jason L. Kent, Esq., Cooley Godward Kronish LLP